Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2006	2007	2008	2009	2010
Earnings:
Loss from operations before provision for income taxes and adjustment for non-controlling interests in consolidated subsidiaries or loss from equity investees	(15,678)	(30,896)	(80,156)	(86,311)	(151,064)
Add:
Fixed charges	733	1,067	1,630	2,577	3,121
Total Earnings	(14,945)	(29,829)	(78,526)	(83,734)	(147,943)
Fixed Charges:
Interest expensed	641	716	812	1,206	1,430
Estimate of interest expense within rental expense (a)	92	351	818	1,371	1,691
Total Fixed Charges	733	1,067	1,630	2,577	3,121
Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a
Deficiency of Earnings Available to Cover Fixed Charges	(15,678)	(30,896)	(80,156)	(86,311)	(151,064)

(a)  Estimate of interest expense within rental expense includes one-third of rental expense, which approximates the interest component of operating leases.